Exhibit 8.3
November 6, 2006
Windrose Medical Properties Trust
3502 Woodview Trace
Suite 210
Indianapolis, IN 46268
Ladies and Gentlemen:
     We have acted as special tax counsel to Health Care REIT, Inc., a Delaware corporation (“Health Care REIT”) in connection with the proposed merger (the “Merger”) of Windrose Medical Properties Trust (“Windrose”) with and into Heat Merger Sub, LLC, a wholly owned direct subsidiary of Health Care REIT (“Merger Sub”). We are rendering this opinion pursuant to section 7.3(c) of the Agreement and Plan of Merger, dated as of as of September 12, 2006, by and among Health Care REIT, Merger Sub, Windrose, Heat OP Merger Sub, L.P. and Windrose Medical Properties, L.P., as amended as of October 12, 2006 (as amended, the “Merger Agreement”). Certain capitalized terms used herein without definition are as defined in the Merger Agreement.
     In giving this opinion, we have examined the following:
•	the Second Restated Certificate of Incorporation, as amended, of Health Care REIT;

•	the Amended and Restated Bylaws of Health Care REIT;

•	Health Care REIT’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	the S-4 Registration Statement, including the Proxy Statement/Prospectus filed in connection with the Merger;

•	the Merger Agreement; and

•	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

Windrose Medical Properties Trust
November 6, 2006

     In connection with the opinions rendered below, we have assumed with your consent that:
     1. Each of the documents referred to above has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;
     2. During its taxable years ended December 31, 1998 through December 31, 2005, Health Care REIT has operated, and, in future taxable years, Health Care REIT will operate, in a manner that has caused or will make, as the case may be, the factual representations relating to the ownership, operation, future method of operations, and compliance of Health Care REIT with the real estate investment trust (“REIT”) provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations (the “Regulations”) thereunder, as in effect as of the date hereof, contained in a certificate, dated on or about the date hereof and executed by a duly appointed officer of Health Care REIT (“Health Care REIT’s Officer’s Certificate”), true for such years;
     3. Health Care REIT will not make any amendments to its organizational documents after the date of this opinion that would affect its qualification as a REIT under sections 856-860 of the Code for any taxable year; and
     4. No action will be taken by Health Care REIT after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.
     In our capacity as special tax counsel to Health Care REIT, we have made such legal and factual examinations and inquiries as we have deemed necessary or appropriate for purposes of our opinion rendered below. For the purposes of rendering this opinion, we have not made an independent investigation of the facts set forth in any documents delivered to us, including, without limitation, Health Care REIT’s Officer’s Certificate. We also have relied upon the correctness of the factual representations contained in Health Care REIT’s Officer’s Certificate. After reasonable inquiry, we are not aware of any facts inconsistent with the representations set forth in Health Care REIT’s Officer’s Certificate. In addition, where such factual representations involve terms defined or used in the Code, the Regulations, published rulings of the Internal Revenue Service (the “Service”) or other relevant authority, we have explained such terms to Health Care REIT’s representatives and are satisfied that the Health Care REIT’s representatives understand such terms and are capable of making such factual representations.

Windrose Medical Properties Trust
November 6, 2006

     In rendering our opinion, we have also relied, with your permission, on (i) the REIT qualification opinion rendered to Windrose by Hunton & Williams LLP, dated November 6, 2006 (“Windrose’s REIT Qualification Opinion”), and (ii) the factual representations and statements set forth in a certificate, dated on or about the date hereof and executed by a duly appointed officer of Windrose (“Windrose’s Officer’s Certificate”).
     Based on the Code, Regulations, documents, assumptions and statements set forth above, Windrose’s REIT Qualification Opinion, and the factual representations set forth in Health Care REIT’s Officer’s Certificate and Windrose’s Officer’s Certificate, we are of the opinion that Health Care REIT qualified to be taxed as a REIT under sections 856 through 860 of the Code for its taxable years ended December 31, 1998 through December 31, 2005, and, taking into account the Merger, Health Care REIT’s organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ending December 31, 2006 and in the future.
     We will not review on a continuing basis Health Care REIT’s compliance with the documents or assumptions set forth above, or the factual representations set forth in Windrose’s Officer’s Certificate or Health Care REIT’s Officer’s Certificate. Accordingly, no assurance can be given that the actual results of Health Care REIT’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.
     The foregoing opinion is based on current provisions of the Code and the Regulations, published administrative interpretations thereof and published court decisions and assume that none of these will change. No assurance, however, can be given that the law will not change in a way that will prevent Health Care REIT from qualifying as a REIT.

Windrose Medical Properties Trust
November 6, 2006

     The foregoing opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. You must judge for yourselves whether the matters addressed in this opinion letter are sufficient for your purposes. This letter speaks only as of this date, and we undertake no obligation to update the opinion expressed herein after the date of this letter. This opinion letter may not be distributed, or quoted in whole or in part, or otherwise reproduced in any document, or filed with any governmental agency, in each case without our express written consent.
Very truly yours,
/s/ Arnold & Porter LLP